Exhibit 12

AMERIPRISE FINANCIAL, INC.

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Earnings:
Income before income tax provision (benefit), discontinued operations and accounting change	$1,016	$797	$745	$1,112	$873
Interest and debt expense(1)	131	128	87	64	44
Interest portion of rental expense(2)	31	29	26	26	24
Amortization of capitalized interest	1	—	1	1	1
Equity method investees and minority interests	1	(1)	—	(1)	1
Total earnings (a)	$1,180	$953	$859	$1,202	$943

Fixed charges:
Interest and debt expense(1)	$131	$128	$87	$64	$44
Interest portion of rental expense(2)	31	29	26	26	24
Capitalized interest	5	—	—	—	—
Total fixed charges (b)	$167	$157	$113	$90	$68

Ratio of earnings to fixed charges (a/b)	7.1	6.1	7.6	13.4	13.9

(1)  Interest on non-recourse debt of variable interest entities is included in interest and debt expense provided in the table above. This interest is recorded in banking and deposit interest expense on the Consolidated Statements of Income as provided in Exhibit 13.

(2)   The interest portion of rental expense represents one-third of rental expense relating to operating leases.